CHEMBIO DIAGNOSTICS, INC.

AMENDMENT

TO

BY-LAWS OF CHEMBIO DIAGNOSTICS, INC.

(F/K/A TRADING SOLUTON.COM, INC)

Dated May 3, 2004

Pursuant to the provisions of NRS 78.120 of the Nevada Revised Statutes, Article VI of the Bylaws of the Chembio Diagnostics, Inc. (the “Company”) and Article Tenth of the Articles of Incorporation of the Company, the board of directors of the Company, pursuant to an Action of the Board Directors by Unanimous Written Consent dated May 3, 2004, amended Article III, Section 2 of the bylaws of the Company by deleting it in its entirety and restating it as set forth below:

“2.

The number of directors shall be set by the existing Director or Directors of the Company and the number may be increased or decreased from time to time by the Director or Directors, but no decrease shall have the effect of shortening the term of any incumbent director or reducing the number of Directors below one (1) person.  Vacancies on the Board of Directors by reason of death, resignation, increase in the number of directors or other causes shall be filled by the remaining Director or Directors choosing a Director or Directors to fill the unexpired term.”